March 22, 2012

Patrice Pitts, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

        RE: <u>MetLife Investors USA Insurance Company</u>:
                MetLife Investors USA Separate Account A
                "Marquis Portfolios (offered on and after _____, 2012)"
                (the "National Version")
                Initial Registration Statement filed on Form N-4
                File Nos. 811-03365 and 333-179239

                "Marquis Portfolios (offered on and after _____, 2012)"
                (the "NY Version")
                Initial Registration Statement filed on Form N-4
                File Nos. 811-08306 and 333-179240

Dear Ms. Pitts:

       The staff reviewed the above-referenced initial registration statements, which the Commission received on January 30, 2012. We have given the registration statements selective review. Based on our review, we have the following comments, which unless otherwise indicated apply to both filings.

       Page references unless indicated otherwise are to the pages of the marked courtesy copy of the National Version provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

<u>GENERAL</u>

1.   For the National Version, please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

PROSPECTUS

2.   Index of Special Terms (page 4)

Please confirm that all special terms have been defined in the text including the Index of Special Terms and appear in upper case throughout the prospectus.

3.   Fee Tables and Examples (page 7)

a.   For consistency, please upper case the "mortality and expense Charge" and "administration charge" referenced in footnote 5 to the table.

b.   For purposes of the individual portfolio fees table beginning on page 9, please be sure to provide disclosure following the table to explain "Acquired Fund Fees and Expenses" as has been provided in prior MetLife filings.

4.   Termination for Low Account Value (page 14)

For the National Version, please clarify the term "guaranteed death benefit" used in the fifth sentence and in the first sentence of the second paragraph under "Withdrawals" on page 35, *i.e.*, it is unclear whether it applies to the standard and/or optional death benefits.

5.   Investment Options (page 16)

Once the funds available through the contract have been updated, please delete/revise the third to last paragraph on page 17 regarding the agreement between MetLife and Legg Mason accordingly as well as other applicable portions of the prospectus including the second paragraph under "Market Timing" on page 20 and the "Example" on page 22.

6.   Marquis Asset Allocation Program (page 22)

a.   Following the bolded sentence in the first paragraph that enrollment in the Asset Allocation Program is required, please disclose whether a contract owner is required to allocate all, none, or a specified percentage of Purchase Payments or contract value to a single asset allocation model or among several models.

b.   When discussing the availability and/or limits on the choices of Investment Options (18) under the contract here and earlier in the prospectus under "Allocation of Purchase Payments" on page 14, please disclose how the selection of models would affect such limits. In this regard, will each fund in a model be counted separately or will a model be counted as one Investment Option regardless of the number of fund included? If appropriate, please distinguish between funds available as separate Investment Options and those available only through a model.

7.   Death Benefit (page 31)

a.   For the National Version, please be consistent when describing the cut-off age for electing the various death benefits, for example, compare "80 years old or older" in the fourth sentence of the first paragraph under "Upon Your Death" on page 31 with "age 75" in the first paragraph under "Additional Death Benefit – Earnings Preservation Benefit" on page 33.

b.   Under "Optional Death Benefit – Annual Step-Up" on page 32, please clarify how alternatives (2) and (3) differ.

c.   For consistency, in the NY Version please insert, "If you have already been issued a contract," at the beginning of the second sentence of the second paragraph under "Upon Your Death" on page 31, *see* corresponding sentence in second to last sentence of the second paragraph on page 31 of the National Version.

8.   Please confirm that disclosure under "Federal Income Tax Status" beginning on page 35 (as well as under "Tax Status of the Contracts" beginning on page 7 of SAI) is current.

9.   Please reconcile the table of contents for the SAI provided on page 43 of the NY Version with the actual table of contents in the SAI, *i.e.*, former lists "Independent Registered Public Accounting Firm" and latter lists "Experts."

STATEMENT OF ADDITIONAL INFORMATION

10.   In the second to last paragraph under "Total Return" on page 4, please confirm the accuracy of the reference to "account fee" in the first sentence, *i.e.*, such charge did not appear in the corresponding sentence of the SAI for the MetLife Investors USA Separate Account Marquis Portfolios, File No. 333-125757.

11.   Please delete the reference to "prorated rider charge" in the first sentence of the second paragraph under "Variable Annuity" on page 5 as there are no such charges.

12.   For the NY Version, please confirm that you intend to incorporate by reference the financials of MetLife, Inc. into the SAI as indicated in the disclosure under "Experts" and "Additional Information."

PART C

13.   Please revise the exhibits provided under Item 24.b. to properly reflect the riders and Investment Options that will be available through this contract and to otherwise account for all required exhibits.

14.   Please revise and resubmit your powers of attorney to be more specific to the filing, *i.e.*, refer to exact name of contract or provide the file number under the Securities Act of 1933.

15.   Please provide the net worth maintenance agreement between the Company and MetLife, Inc. as an exhibit.

16.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

17.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products